Exhibit 12.1

PARAMOUNT GROUP, INC. AND PARAMOUNT PREDECESSOR

COMPUTATION OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DISTRIBUTIONS RATIOS

	Paramount Group, Inc.		Paramount Predecessor
(Amounts in thousands, except ratios)	Nine Months Ended September 30, 2015	Period from November 24, 2014 to December 31, 2014	Period from January 1, 2014 to November 23, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Earnings:
Income (loss) before income taxes (1)	$(660)	$72,289	$123,618	$312,806	$142,870	$438,478
Add:
Fixed charges (see below)	126,945	43,743	28,585	29,807	37,342	34,497
Distributions of income from unconsolidated joint ventures	3,102	532	2,874	2,612	3,852	4,649
Less:
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	(26,145)	(60,957)	45,926	(4,028)

Earnings Available for Fixed Charges and Preferred Distributions	$129,387	$116,584	$128,932	$284,268	$229,990	$473,596

Fixed Charges:
Interest expense, including amortization of debt issuance costs	$126,945	$43,743	$28,585	$29,807	$37,342	$34,497

Total Fixed Charges	$126,945	$43,743	$28,585	$29,807	$37,342	$34,497

Preferred Distributions	$—	$—	$—	$—	$—	$—

Total Fixed Charges and Preferred Stock Distributions	$126,945	$43,743	$28,585	$29,807	$37,342	$34,497

Ratio of Earnings to Fixed Charges and Preferred Stock Distributions	1.02	2.66	4.51	9.54	6.16	13.73

(1)	Represents pre-tax income (loss) from continuing operations before non-controlling interests in consolidated subsidiaries and income (loss) from unconsolidated joint ventures.